EXHIBIT 99.8

May 9, 2024

CONSENT OF RYAN ULANSKY

United States Securities and Exchange Commission

I, Ryan Ulansky, M.A.Sc., P.Eng., Vice President, Engineering, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information relating to mineral reserves estimates contained in the news release of the Company dated May 9, 2024 (the “News Release”) and the Management’s Discussion and Analysis dated May 9, 2024 (the “Management’s Discussion and Analysis”), which have been incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-271239). I hereby confirm that I have read the News Release and the Management’s Discussion and Analysis and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information, as well as the mineral reserves estimates, contained in the News Release and the Management’s Discussion and Analysis.

[Signature Appears on Following Page]

Yours truly,

/s/ Ryan Ulansky
Ryan Ulansky, M.A.Sc., P.Eng.
Vice President, Engineering
Wheaton Precious Metals Corp.

[Signature Page to Consent]